Exhibit 99.1

Enlivex Therapeutics Closes up to $15 Million Registered Direct Offering

Nes-Ziona, Israel, May 29, 2024 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced the closing of its previously announced registered direct offering to a single healthcare-focused institutional investor of an aggregate of 3,571,429 ordinary shares (or ordinary share equivalents in lieu thereof) and clinical milestone-linked warrants, composed of Series A warrants to purchase up to 3,571,429 ordinary shares and Series B warrants to purchase up to 3,571,429 ordinary shares, at a purchase price of $1.40 per ordinary share (or ordinary share equivalents in lieu thereof) and associated warrants, for aggregate gross proceeds of approximately $5.0 million.

The warrants have an exercise price of $1.40 per share and an exercise period commencing immediately upon issuance. The Series A warrants expire upon the earlier of 18 months following the issuance date and 60 days following the Company’s public announcement of positive topline results from the ENX-CL-05-001 trial of AllocetraTM for the treatment of moderate-to-severe knee osteoarthritis. The Series B warrants expire upon the earlier of five and one-half years following the issuance date and 60 days following the Company’s public announcement of its filing with the FDA for approval for Allocetra’sTM osteoarthritis related indication.

The potential gross proceeds from the warrants, if fully exercised on a cash basis, will be approximately $10.0 million. No assurance can be given that any of the warrants will be exercised. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The securities described above were offered and sold by the Company in a registered direct offering pursuant to a “shelf” registration statement on Form F-3 (File No. 333-264561), including a base prospectus, that was filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2022, and declared effective by the SEC on May 5, 2022. The offering was made only by means of the prospectus supplement that forms a part of such effective registration statement. A final prospectus supplement and the accompanying base prospectus relating to the registered direct offering has been filed with the SEC and may be obtained by visiting the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein or any other securities, nor shall there be any sale of the securities described herein or any other securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Enlivex

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening and life-debilitating conditions. For more information, visit https://www.enlivex.com.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including market and other conditions; the ability of the Company to achieve certain milestone events; the exercise of the warrants upon the achievement of such milestone events or otherwise prior to their expiration; the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Dave Gentry, CEO
RedChip Companies Inc.
1-407-644-4256

ENLV@redchip.com